6620 West Broad Street Richmond, VA 23230 www.genworth.com

May 19, 2011

VIA FedEx and EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 First Street, NE

Washington, DC 20549

Re:	Genworth Financial, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

File No. 001-32195

Dear Mr. Rosenberg:

Reference is made to the letter dated May 3, 2011 to Genworth Financial, Inc. (“Genworth” or “we”) setting forth the Staff’s comments on the above-referenced document (the “Comment Letter”). We are submitting this letter in response to the Staff’s Comment Letter. The headings and numbered paragraphs in this letter correspond to the original headings and numbered paragraphs in the Comment Letter. For ease of reference, we have repeated the Staff’s comments before each of our responses.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Investment Portfolio, page 158

1.	For your fixed maturity investments that are rated by third party credit rating agencies, please tell us whether you performed an analysis, including considering current market credit spreads, of your investments. If so, please summarize for us the investments for which you performed this analysis and the procedures you performed. Also, where this analysis resulted in you concluding that the rating assigned by the third party credit rating agency at December 31, 2010 was significantly different, provide us the fair value and amortized cost of those investments, as well as how and why your conclusion differed.

Mr. Jim B. Rosenberg

May 19, 2011

We analyze our investment portfolio on a security by security basis as part of our ongoing evaluation of our holdings. A component of this ongoing evaluation is an internal credit monitoring process that includes a fundamental evaluation of the credit risk for each security. In this evaluation, we consider published ratings, when available. However, our analysis is not intended to validate nor make any judgments with respect to the validity of any third-party credit ratings but, rather, is intended to serve as the basis for making decisions with respect to the management of our investment portfolio.

In our evaluation of our securities, for financial reporting purposes, we consider current market spreads and ratings published by a Nationally Recognized Statistical Rating Organization (“NRSRO”) in our analysis. Although we consider NRSRO ratings, they are not considered a significant component of our analysis of fair value or other-than-temporary impairments. Even though a security’s rating is considered in our impairment analysis, individual securities are analyzed based upon all available data, including the key factors described in note 2 to our consolidated financial statements included in our Annual Report on Form 10-K related to other-than-temporary impairments.

To ensure sufficient understanding of our ongoing monitoring process as well as how third-party ratings are utilized in our analysis and financial reporting, we will add disclosure in our Management’s Discussion and Analysis for our investment portfolio, beginning in our Quarterly Report on Form 10-Q for the period ending June 30, 2011 as follows:

“We analyze our investment portfolio on a security by security basis as part of our ongoing evaluation of our holdings. A component of this ongoing evaluation is an internal credit monitoring process that includes a fundamental evaluation of the credit risk for each security. In this evaluation, we consider published ratings, when available. However, our analysis is not intended to validate nor make any judgments with respect to the validity of any third-party credit ratings but, rather, is intended to serve as the basis for making decisions with respect to our ongoing management of our investment portfolio. Additionally, in any financial reporting disclosure where ratings are presented or stratified, such as investment grade and below investment grade, we utilize the Nationally Recognized Statistical Rating Organization (“NRSRO”) rating, when available, and do not make any adjustments to third-party ratings in such disclosures.

In our evaluation of our securities, we consider current market spreads and ratings published by a NRSRO in our analysis. For corporate securities, we consider factors such as the financial results and ratios of a company, capital structure, industry, covenants and other available information including updates from rating agencies. For structured securities, we also consider underlying asset performance including default, delinquency, loan-to-value of the collateral, third-party enhancement and current levels of subordination. Although we consider NRSRO ratings, they are not considered a significant component of our analysis of fair value or other-than-temporary impairments.”

Mr. Jim B. Rosenberg

May 19, 2011

2.	Regarding any investments in state, municipality or sub-divisions, please provide us the following information at December 31, 2010:
•	The fair value and amortized cost of your special revenue bonds categorized by state, municipality and political subdivision; and
•	The nature of the activities supporting the investments.

We held tax-exempt securities with amortized cost of $1,124 million and fair value of $1,030 million as of December 31, 2010. Of these amounts, $736 million and $666 million of amortized cost and fair value, respectively, were special revenue bonds. In addition, as of December 31, 2010, included in our U.S. corporate bonds were $1,103 million and $1,076 million of amortized cost and fair value, respectively, in taxable municipal bonds, of which $685 million and $682 million of amortized cost and fair value, respectively, were special revenue bonds.

As of December 31, 2010, total municipal bond holdings represented less than 4% of our fixed maturity securities with less than 2.5% related to special revenue bonds. We hold a diversified portfolio of municipal bonds across various states, municipalities and political subdivisions as well as across a diversity of special revenue activities. Of the total special revenue bonds, $628 million and $604 million of amortized cost and fair value, respectively, included bonds that were also backed by a third-party financial guarantee in the event that the special revenues are not sufficient to pay the bondholders. In analyzing the credit risk of our municipal bond portfolio, we initially review these bonds on a stand-alone basis assuming no credit from the third-party bond guarantee. There were no instances related to our municipal bond holdings where the credit was not supported on a stand-alone basis. Therefore, the bond guarantee for these securities did not have a significant impact on our evaluation of other-than-temporary impairment for the wrapped bonds as of December 31, 2010.

Mr. Jim B. Rosenberg

May 19, 2011

The following table presents our special revenue municipal bond holdings by state as of December 31, 2010:

(Amounts in millions)	Amortized cost or cost	Fair value
By State:
New Jersey	$184	$196
California	206	177
Texas	154	140
New York	86	87
Florida	85	78
Arizona	82	75
Missouri	64	63
Ohio	54	54
Pennsylvania	55	46
Washington	48	46
All other states	403	386

Total	$1,421	$1,348

For additional information regarding our special revenue municipal bond holdings, see Appendix A for the nature of the activities supporting the investments, summarized by our top five municipality and political subdivision holdings, as of December 31, 2010.

Mr. Jim B. Rosenberg

May 19, 2011

Given your comment and recent market interest in these holdings, we will modify our disclosures (underline indicates additions, ~~strikeouts~~ represent deletions) to include information related to our municipal bond holdings, beginning in our Quarterly Report on Form 10-Q for the period ending June 30, 2011 as follows:

“As of December 31, 2010, the amortized cost or cost, gross unrealized gains (losses) and fair value of our fixed maturity and equity securities classified as available-for-sale were as follows:

(Amounts in millions)	Amortized cost or cost	Gross unrealized gains		Gross unrealized losses		Fair value
		Not other-than- temporarily impaired	Other-than- temporarily impaired	Not other-than- temporarily impaired	Other-than- temporarily impaired
Fixed maturity securities:
U.S. government, agencies and government-sponsored enterprises	$3,568	$145	$—	$(8)	$—	$3,705
Tax-exempt (1)	1,124	19	—	(113)	—	1,030
Government—non-U.S.	2,257	118	—	(6)	—	2,369
U.S. corporate (2)	23,282	1,123	10	(448)	—	23,967
Corporate—non-U.S.	13,180	485	—	(167)	—	13,498
Residential mortgage-backed (~~1~~3)	4,821	116	18	(304)	(196)	4,455
Commercial mortgage-backed	3,936	132	6	(286)	(45)	3,743
Other asset-backed (~~1~~3)	2,494	18	—	(94)	(2)	2,416

Total fixed maturity securities	54,662	2,156	34	(1,426)	(243)	55,183
Equity securities	323	13	—	(4)	—	332

Total available-for-sale securities	$54,985	$2,169	$34	$(1,430)	$(243)	$55,515

(1)	Fair value included municipal bonds of $666 million related to special revenue bonds, $309 million related to general obligation bonds and $55 million related to other municipal bonds.
(2)	Fair value included municipal bonds of $682 million related to special revenue bonds and $394 million related to general obligation bonds.
(~~1~~3)	Fair value included $457 million collateralized by sub-prime residential mortgage loans and $376 million collateralized by Alt-A residential mortgage loans.”

See also our response to comment three below for additional proposed disclosures related to unrealized losses of our municipal bond holdings.

Mr. Jim B. Rosenberg

May 19, 2011

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

4. Investments

3.	Your disclosure on page 212 states that you have $1,434 million unrealized losses in an unrealized loss position for more than twelve months of which $240 million is considered other-than-temporarily impaired. Your disclosure on page 213 indicates that of the total unrealized losses, only $418 million is less than 20% below cost and the remaining $1,015 million is 20% or more below cost. Please clarify how you concluded that an other-than-temporary impairment was not required for the investments in an unrealized loss position for more than 12 months which were 20% or more below cost, particularly considering the significant portion of investments in an unrealized loss position that are below investment grade.

As part of our Annual Report on Form 10-K, we revised the tables included in our underwater disclosure in an attempt to clarify our investments in an unrealized loss position. Based on your comment, we have performed additional analysis of our disclosures and are enhancing our tables and narrative to better explain our unrealized losses.

Mr. Jim B. Rosenberg

May 19, 2011

We will modify our disclosures related to investments in an unrealized loss position and clarify why we concluded that an other-than-temporary impairment was not required for investments in an unrealized loss position for more than 12 months and were 20% or more below cost, beginning in our Quarterly Report on Form 10-Q for the period ending June 30, 2011 as follows:

“The following table presents the gross unrealized losses and fair values of our investment securities, aggregated by investment type and length of time that individual investment securities have been in a continuous unrealized loss position, as of December 31, 2010:

	Less than 12 months			12 months or more			Total
(Dollar amounts in millions)	Fair value	Gross unrealized losses	Number of securities	Fair value	Gross unrealized losses (1)	Number of securities	Fair value	Gross unrealized losses (2)	Number of securities
Description of Securities
Fixed maturity securities:
U.S. government, agencies and government-sponsored enterprises	$545	$(8)	36	$—	$—	—	$545	$(8)	36
Tax-exempt	285	(12)	101	244	(101)	90	529	(113)	191
Government—non-U.S.	431	(5)	69	21	(1)	7	452	(6)	76
U.S. corporate	3,615	(125)	443	2,338	(323)	191	5,953	(448)	634
Corporate—non-U.S.	2,466	(53)	296	1,141	(114)	102	3,607	(167)	398
Residential mortgage-backed	461	(23)	92	1,031	(477)	416	1,492	(500)	508
Commercial mortgage-backed	177	(8)	26	1,167	(323)	225	1,344	(331)	251
Other asset-backed	401	(2)	37	512	(94)	53	913	(96)	90

Subtotal, fixed maturity securities	8,381	(236)	1,100	6,454	(1,433)	1,084	14,835	(1,669)	2,184
Equity securities	77	(3)	48	5	(1)	4	82	(4)	52

Total for securities in an unrealized loss position	$8,458	$(239)	1,148	$6,459	$(1,434)	1,088	$14,917	$(1,673)	2,236

% Below cost—fixed maturity securities:
<20% Below cost	$8,359	$(226)	1,076	$4,852	$(418)	588	$13,211	$(644)	1,664
20%-50% Below cost	22	(8)	18	1,428	(652)	328	1,450	(660)	346
>50% Below cost	—	(2)	6	174	(363)	168	174	(365)	174

Total fixed maturity securities	8,381	(236)	1,100	6,454	(1,433)	1,084	14,835	(1,669)	2,184

% Below cost—equity securities:
<20% Below cost	72	(2)	47	5	(1)	4	77	(3)	51
20%-50% Below cost	5	(1)	1	—	—	—	5	(1)	1

Total equity securities	77	(3)	48	5	(1)	4	82	(4)	52

Total for securities in an unrealized loss position	$8,458	$(239)	1,148	$6,459	$(1,434)	1,088	$14,917	$(1,673)	2,236

Investment grade	$8,249	$(231)	1,060	$4,850	$(764)	683	$13,099	$(995)	1,743
Below investment grade (3)	209	(8)	88	1,609	(670)	405	1,818	(678)	493

Total for securities in an unrealized loss position	$8,458	$(239)	1,148	$6,459	$(1,434)	1,088	$14,917	$(1,673)	2,236

(1)	Amounts included $240 million of unrealized losses on other-than-temporarily impaired securities.
(2)	Amounts included $243 million of unrealized losses on other-than-temporarily impaired securities.
(3)	Amounts that have been in a continuous loss position for 12 months or more included $213 million of unrealized losses on other-than-temporarily impaired securities.

Mr. Jim B. Rosenberg

May 19, 2011

As indicated in the table above, the majority of the securities in a continuous unrealized loss position for less than 12 months were investment grade and less than 20% below cost. These unrealized losses were primarily attributable to credit spreads that have widened since acquisition for corporate securities across various industry sectors including finance and insurance as well as utilities and energy. For securities that have been in a continuous unrealized loss for less than 12 months, the average fair value percentage below cost was approximately 3% as of December 31, 2010.

Fixed Maturity Securities In A Continuous Unrealized Loss Position For 12 Months Or More

Of the $418 million of unrealized losses on fixed maturity securities in a continuous unrealized loss for 12 months or more that were less than 20% below cost, the weighted-average rating was “BBB+” and approximately 79% were investment grade as of December 31, 2010. These unrealized losses were attributable to the widening of credit spreads for these securities since acquisition, primarily associated with corporate securities in the finance and insurance sector as well as mortgaged-back and asset-backed securities. The average fair value percentage below cost for these securities was approximately 8% as of December 31, 2010. See below for additional discussion related to fixed maturity securities that have been in a continuous loss position for 12 months or more with a fair value that was more than 20% below cost.

Mr. Jim B. Rosenberg

May 19, 2011

The following tables present the concentration of gross unrealized losses and fair values of fixed maturity securities that were more than 20% below cost and in a continuous loss position for 12 months or more by asset class as of December 31, 2010:

	Investment Grade
	20% to 50%				Greater than 50%
(Dollar amounts in millions)	Fair value	Gross unrealized losses	% of total gross unrealized losses	Number of securities	Fair value	Gross unrealized losses	% of total gross unrealized losses	Number of securities
Fixed maturity securities:
Tax-exempt	$213	$(94)	6%	73	$1	$(1)	—%	1
U.S. corporate	294	(97)	6	20	14	(26)	1	1
Corporate—non-U.S.	78	(30)	2	9	—	—	—	—
Structured securities:
Residential mortgage-backed	112	(47)	3	44	19	(43)	3	23
Commercial mortgage-backed	139	(60)	3	20	22	(33)	2	14
Other asset-backed	—	—	—	—	1	(2)	—	1

Total structured securities	251	(107)	6	64	42	(78)	5	38

Total	$836	$(328)	20%	166	$57	$(105)	6%	40

	Below Investment Grade
	20% to 50%				Greater than 50%
(Dollar amounts in millions)	Fair value	Gross unrealized losses	% of total gross unrealized losses	Number of securities	Fair value	Gross unrealized losses	% of total gross unrealized losses	Number of securities
Fixed maturity securities:
Tax-exempt	$3	$(2)	—%	1	$—	$—	—%	—
U.S. corporate	63	(33)	2	5	—	—	—	—
Corporate—non-U.S.	—	—	—	—	—	—	—	—
Structured securities:
Residential mortgage-backed	273	(149)	9	103	77	(183)	11	102
Commercial mortgage-backed	151	(81)	5	47	29	(62)	4	24
Other asset-backed	102	(59)	3	6	11	(13)	1	2

Total structured securities	526	(289)	17	156	117	(258)	16	128

Total	$592	$(324)	19%	162	$117	$(258)	16%	128

For all securities in an unrealized loss position, we expect to recover the amortized cost based on our estimate of cash flows to be collected. We do not intend to sell and it is not more likely than not that we will be required to sell these securities prior to recovering our amortized cost. See below for further discussion of gross unrealized losses by asset class.

Mr. Jim B. Rosenberg

May 19, 2011

Tax-Exempt Securities

As indicated in the table above, $97 million of gross unrealized losses were related to tax-exempt securities that have been in a continuous unrealized loss position for more than 12 months and were greater than 20% below cost. The unrealized losses for tax-exempt securities represent municipal bonds that were diversified by state as well as by municipality or political subdivision within those states. Of these tax-exempt securities, the average unrealized loss was approximately $1 million which represented an average of 31% below cost. The unrealized losses primarily related to widening of credit spreads on these securities since acquisition as a result of higher risk premiums being attributed to these securities from uncertainty in many political subdivisions related to special revenues supporting these obligations as well as certain securities having longer duration that may be viewed as less desirable in the current market place. Additionally, the fair value of certain of these securities has been negatively impacted as a result of having certain bond insurers associated with the security. In our analysis of impairment for these securities, we expect to recover our amortized cost from the cash flows of the underlying securities before any guarantee support. However, the existence of these guarantees may negatively impact the value of the debt security in certain instances. We performed an analysis of these securities and the underlying activities that are expected to support the cash flows and determined we expect to recover our amortized cost.

Corporate Debt Securities

The following tables present the concentration of gross unrealized losses and fair values related to corporate debt fixed maturity securities that were more than 20% below cost and in a continuous loss position for 12 months or more by industry as of December 31, 2010:

	Investment Grade
	20% to 50%				Greater than 50%
(Dollar amounts in millions)	Fair value	Gross unrealized losses	% of total gross unrealized losses	Number of securities	Fair value	Gross unrealized losses	% of total gross unrealized losses	Number of securities
Industry:
Finance and insurance	$324	$(111)	7%	23	$—	$—	—%	—
Technology and communications	4	(1)	—	1	—	—	—	—
Transportation	—	—	—	—	14	(26)	2	1
Other	44	(15)	1	5	—	—	—	—

Total	$372	$(127)	8%	29	$14	$(26)	2%	1

Mr. Jim B. Rosenberg

May 19, 2011

	Below Investment Grade
	20% to 50%				Greater than 50%
(Dollar amounts in millions)	Fair value	Gross unrealized losses	% of total gross unrealized losses	Number of securities	Fair value	Gross unrealized losses	% of total gross unrealized losses	Number of securities
Industry:
Finance and insurance	$44	$(27)	2%	3	$—	$—	—%	—
Consumer – non-cyclical	15	(5)	—	1	—	—	—	—
Consumer – cyclical	4	(1)	—	1	—	—	—	—

Total	$63	$(33)	2%	5	$—	$—	—%	—

Of the total unrealized losses of $186 million for corporate fixed maturity securities presented in the preceding table, $138 million, or 74%, of the unrealized losses related to issuers in the finance and insurance sector that were 27% below cost on average. Given the current market conditions, including current financial industry events and uncertainty around global economic conditions, the fair value of these debt securities has declined due to credit spreads that have widened since acquisition. In our examination of these securities, we considered all available evidence, including the issuers’ financial condition and current industry events to develop our conclusion on the amount and timing of the cash flows expected to be collected. Based on this evaluation, we determined that the unrealized losses on these debt securities represented temporary impairments as of December 31, 2010. Of the $138 million of unrealized losses related to the finance and insurance industry, $107 million related to financial hybrid securities on which a debt impairment model was employed. Most of our hybrid securities retained a credit rating of investment grade. The fair value of these hybrid securities has been impacted by credit spreads that have widened since acquisition and reflect uncertainty surrounding the extent and duration of government involvement, potential capital restructuring of these institutions, and continued but diminishing risk that income payments may be deferred. We continue to receive our contractual payments and expect to fully recover our amortized cost.

As presented in the table above, we also had one security related to the transportation industry that had a total unrealized loss of $26 million that was 65% below cost as of December 31, 2010. The issuer of this security has diverse holdings in long-term franchises on toll roads, bridges and tunnels in economically important regions. Our security holding represented a senior interest that benefits from structural enhancements that protect our rights to the issuer’s cash flows. In our evaluation of the issuer, we believed there were sufficient assets and cash flows for the issuer to continue to make their contractual payments and that resulted in our conclusion that we will recover the amortized cost despite the fair value of these securities being greater than 50% below cost.

We expect that our investments in corporate securities will continue to perform in accordance with our expectations about the amount and timing of estimated cash flows. Although we do not anticipate such events, it is at least reasonably possible that issuers of our investments in corporate securities will perform worse than current expectations. Such events may lead us to recognize write-downs within our portfolio of corporate securities in the future.

Mr. Jim B. Rosenberg

May 19, 2011

Structured Securities

Of the $732 million of unrealized losses related to structured securities that have been in an unrealized loss position for 12 months or more and were more than 20% below cost, $196 million related to other-than-temporarily-impaired securities where the unrealized losses represented the non-credit portion of the impairment. Given ongoing concern and uncertainty about the residential and commercial real estate market and unemployment, the fair value of these structured securities has declined due to credit spreads that have widened since acquisition. Additionally, the fair value of certain structured securities has been significantly impacted from high risk premiums being incorporated into the valuation as a result of the amount of potential losses that may be absorbed by the security in the event of additional deterioration in the housing market. We examined the performance of the underlying collateral, which included an evaluation of the default and delinquency rates, severity of losses incurred to date, loan to collateral value ratios, current levels of subordination, vintage and underlying characteristics of the assets. We used this information along with third-party sources, when available, to develop our best estimate of cash flows expected to be collected by projecting future defaults and losses for the assets supporting our securities to determine the present value of expected cash flows. Based on this evaluation, the present value of expected cash flows was greater than or equal to the amortized cost of these securities. Accordingly, we determined that the unrealized losses on our mortgage-backed and asset-backed securities represented temporary impairments as of December 31, 2010.

Despite the considerable analysis and rigor employed on our structured securities, it is at least reasonably possible that the underlying collateral of these investments will perform worse than current market expectations. Such events may lead to adverse changes in cash flows on our holdings of mortgage-backed and asset-backed securities and future write-downs within our portfolio of mortgage-backed and asset-backed securities.”

(e) Commercial Mortgage Loans, page 217

4.	Please revise your disclosure to include the following for commercial real estate loans that have been extended at maturity or otherwise restructured for which you have not considered the loans to be impaired:

•	The amount of loans and types of extensions being made, whether loan terms are being adjusted from the original terms, and whether you consider these types of loans as collateral-dependent;

•

To the extent you extend commercial loans at or near maturity at the existing loan rate or restructure the loan’s interest rate or principal amount, tell us how you consider whether it is a troubled debt restructuring;

Mr. Jim B. Rosenberg

May 19, 2011

•	For those with a guarantee, separately identify them and disclose:

•

How you evaluate the financial wherewithal of the guarantor, addressing the type of financial information reviewed, how current and objective the information reviewed is, and how often the review is performed;

•

How many times you have sought performance under the guarantee discussing the extent of the successes. As part of your response, discuss the decision making process you go through in deciding whether to pursue the guarantor and whether there are circumstances you would not seek to enforce the guarantee;

When we evaluate commercial mortgage loans, including originations, modifications and extensions, collateral plays an integral part of the evaluation, as well as location, property condition, tenancy and other factors directly related to the borrower. We consider our loans to be collateral dependent, and as such, we utilize the fair value of the underlying collateral when determining impairment on a specific loan.

As of December 31, 2010, our commercial mortgage loan portfolio with a carrying value of $6.7 billion contained $99 million, or approximately 1%, of loans that were modified or extended. The following table presents additional information on loans that were modified or extended during 2010:

(Dollar amounts in millions)	Number of loans	Carrying value (1)	Weighted- average coupon
Extension at current terms (2)	1	$4	5.62%
Extension at new terms	4	30	6.34%
Extension near maturity	8	65	5.77%

Total	13	$99	5.94%

(1)	Carrying value as of December 31, 2010.
(2)	Extended at current terms considered to be at or near current market rates.

Loans that were extended at new terms fit broadly into one of two categories: (1) two borrowers entering an adjustment period in their floating rate loan terms and (2) two borrowers requested re-amortization (extension of maturity at a current market rate) of their loans. With respect to the re-amortization requests, both borrowers provided us with a partial principal prepayment with the remaining principal being modified at an interest rate that was at or near current market rates for loans with similar risk.

The new terms and rates on these four loans were considered to be at or near current market rates (weighted-average coupon on these loans increased from 5.79% to 6.34%) and the present value of the cash flows on the modified loans exceeded the present value of the expected cash flows from the original loan. As the new terms and rates were not considered concessions and the borrower was not in financial difficulty, none of these modifications was considered to be troubled debt restructurings.

Mr. Jim B. Rosenberg

May 19, 2011

For loans that were extended at or near maturity, none of the principal on these loans was forgiven. The weighted-average coupon increased from 3.80% to 5.77% and the average extension length was seven years. We evaluated these loans to determine whether the modification would be considered a troubled debt restructuring. More specifically, we considered the borrower’s financial situation, estimated property value and the current market rates for similar loans compared to the rate of the restructured loan. As all eight loans were modified to rates at or near current market rates and the borrowers did not appear to be experiencing any financial difficulties at the time of the extension grants, we did not consider these to be troubled debt restructurings. Additionally, all eight loans had loan-to-value of less than 80% and debt service coverage ratios of greater than 1.00.

With respect to guarantees, none of the thirteen loans that were extended or modified had guarantees other than the standard non-recourse guarantee. For our remaining commercial mortgage loans, less than 10% of our commercial mortgage loans had guarantees and none of these guarantees had a significant impact on our assessment of impairment or allowance for loan loss.

We have only sought performance under a guarantee once in the past two years. In that instance, the loan was fully guaranteed. There was a deficiency remaining after foreclosure in which we pursued the guarantor.

As guarantees are not a significant input in our assessment of impairment or ultimate collection for our commercial mortgage loans, we do not believe additional disclosure is necessary.

To ensure a better understanding of modifications and extensions related to our commercial mortgage loan portfolio, we will modify our disclosures to state the amount of commercial mortgage loans that were modified or extended and if they were considered troubled debt restructurings, beginning in our Quarterly Report on Form 10-Q for the period ending June 30, 2011 as follows:

“During 2010, we modified or extended 13 commercial mortgage loans with a total carrying value of approximately $100 million. All of these modifications or extensions were based on current market interest rates, did not result in any forgiveness in the outstanding principal amount owed by the borrower and were not considered troubled debt restructurings.”

Mr. Jim B. Rosenberg

May 19, 2011

5.	You disclose on page 221 that $292 million had a loan-to-value ratio greater than 100%. Please tell us what factors you considered, including but not limited to, debt service coverage ratios, that led you to conclude that an impairment was not required.

In our commercial mortgage loan portfolio, 60 loans comprised the $292 million with loan-to-value greater than 100%, including five loans that were previously impaired. As indicated in our disclosure in note 4 to our consolidated financial statements included in our Annual Report on Form 10-K, we evaluate a borrower’s ability to continue to make future scheduled payments, including consideration of a borrower’s debt service coverage ratio and other factors such as current payment status, the borrower’s liquidity and access to other resources.

The following table presents loans with loan-to-value greater than 100% as of December 31, 2010:

(Dollar amounts in millions)	Number of loans	Carrying value	Weighted-average debt service coverage ratio	Weighted-average loan-to-value
Loans in good standing	55	$267	0.78	117%
Impaired loans (1)	5	25	0.34	154%

Total	60	$292	0.75	120%

(1)	Loan-to-value for impaired loans is based on outstanding principal balance.

The loans in good standing, despite their high loan-to-values, were with borrowers who continue to make timely payments and have had no history of delinquencies or distress.

As discussed in note 2 to our consolidated financial statements included in our Annual Report on Form 10-K, for loans that are not individually impaired, we evaluate these loans collectively and establish an allowance for loan loss. Our process for determining the adequacy of the allowance utilizes an analytical model based on historical loss experience adjusted for current events, trends and economic conditions that would result in a loss on these loans over the next 12 months. Key inputs into our evaluation include debt service coverage ratio, loan-to-value, property type, occupancy levels, geographic region and probability weighting of the scenarios generated by the model. As of December 31, 2010, our allowance for loan loss was approximately $59 million, which we deemed adequate to absorb estimated probable incurred losses on our commercial mortgage loans.

The five impaired loans had an outstanding principal balance of $33 million and impairments totaling $8 million. These loans are regularly monitored and evaluated quarterly for further write-down.

Mr. Jim B. Rosenberg

May 19, 2011

We will modify our disclosures (underline indicates additions, ~~strikeouts~~ represent deletions) to denote impaired loans and loans in good standing for loans with loan-to-value greater than 100% beginning in our Quarterly Report on Form 10-Q for the period ending June 30, 2011 as follows:

“The following table sets forth the average loan-to-value of commercial mortgage loans by property type as of December 31, 2010:

	Average loan-to-value (1)
(Amounts in millions)	0% – 50%	51% – 60%	61% –75%	76% – 100%	Greater than 100%(2)	Total
Property type:
Retail	$477	$287	$805	$363	$42	$1,974
Office	320	327	612	446	145	1,850
Industrial	431	361	625	284	87	1,788
Apartments	99	172	321	133	—	725
Mixed use/other	123	10	63	221	18	435

Total	$1,450	$1,157	$2,426	$1,447	$292	$6,772

% of total	22%	17%	36%	21%	4%	100%

Weighted-average debt service coverage ratio (~~2~~3)	2.24	1.99	1.79	2.42	0.75	2.01

(1)

Average loan-to-value is based on our most recent estimate of the fair value for the underlying property as of the date indicated above and the outstanding principal of the loan. Values are evaluated at least annually and updated more frequently if necessary to better indicate risk associated with the loan.

(2)

Included $25 million of impaired loans and $267 million of loans in good standing, with a total weighted-average loan-to-value of 120%, where borrowers continued to make timely payments and have no history of delinquencies or distress.

(~~2~~3)

Debt service coverage ratio is based on “normalized” annual net operating income of the property compared to the payments required under the terms of the loan. Normalization allows for the removal of annual one-time events such as capital expenditures, prepaid or late real estate tax payments or non-recurring third-party fees (such as legal, consulting or contract fees). This ratio is evaluated at least annually and updated more frequently if necessary to better indicate risk associated with the loan.”

Mr. Jim B. Rosenberg

May 19, 2011

*    *    *    *    *

We acknowledge the following:

•	Genworth is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to Genworth’s filings; and

•	Genworth may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to work with the Staff to continue to enhance our financial disclosures. Should you have any questions regarding our responses, please contact Patrick B. Kelleher at (804) 662-2411 or Amy R. Corbin at (804) 662-2685.

Sincerely,

/s/ Patrick B. Kelleher	/s/ Amy R. Corbin
Patrick B. Kelleher	Amy R. Corbin
Executive Vice President	Vice President and Controller
—Genworth	(Principal Accounting Officer)

cc:	James Peklenk, Staff Accountant, U.S. Securities and Exchange Commission

Mary Mast, Senior Accountant, U.S. Securities and Exchange Commission

Michael D. Fraizer, Chairman, President and Chief Executive Officer, Genworth Financial, Inc.

Martin B. Klein, Senior Vice President—Chief Financial Officer, Genworth Financial, Inc.

Appendix A

(Amounts in millions)	Security	Amortized cost	Fair value
Tax-exempt
Appropriation	Kentucky Asset/Liability Commission	$25	$19
	Missouri St Brd Pub Bldgs	9	9
	Fairfield Calif	13	7
	Newberry Investing In Childrens Ed S C Installment Pur	7	7
	Huntington Beach Calif Un High Sch Dist	7	4
	Other	40	41

	Total appropriation	101	87

Corporate	Director St Nev Dept Business & Industry	3	3
	Brazos Tex Hbr Indl Dev Corp	2	2
	Courtland Ala Indl Dev Brd	1	1
	Richmond Cnty GA Dev Auth	1	1
	New York N Y City Indl Dev Agy	1	1
	Other	2	2

	Total corporate	10	10

Healthcare	Arizona Health Fac Auth	22	14
	Franklin Cnty Ohio	11	11
	Geisinger Auth PA	14	10
	Hamilton Cnty Ohio	10	10
	Alachua Cnty Fla Health Facs Auth	15	9
	Other	101	95

	Total healthcare	173	149

Higher Education	North Carolina Cap FACS Fin Agy	11	10
	Ivy Tech St College Ind	8	8
	Texas Tech Univ	5	5
	Massachusetts St Dev Fin Agy	3	3
	Connecticut St Health & Edl Facs A	3	3
	Other	22	23

	Total higher education	52	52

Housing	Chattanooga Tenn Health EDL & HSG FAC BRD	1	1

	Total housing	1	1

Tax Secured	Houston Tex Hotel Occupancy Tax & SPL Rev	19	18
	Maricopa Cnty Ariz Stadium Dist	16	17
	Metropolitan Pier & Exposition Auth Ill	15	14
	Marana Ariz Mun Ppty Corp	9	9
	Massachusetts Bay Transportation Authority	8	7
	Other	63	60

	Total tax secured	130	125

Transportation	Harris Cnty Tex	20	14
	Pennsylvania St Turnpike Commission Oil Franchise Tax Rev	12	12
	Alaska St	6	6
	Atlanta GA Arpt Passenger FAC Charge Rev	5	5
	New Haven Conn	4	4
	Other	7	8

	Total transportation	54	49

Utility	Texas Muni Gas	20	14
	Puerto Rico Elec Pwr Auth	18	13
	Phoenix Ariz Civic Impt Corp	14	13
	Northern Calif Gas Auth	16	11
	Sacramento Cnty Calif Santn Dist Fing Auth	15	10
	Other	132	132

	Total utility	215	193

	Total tax-exempt	$736	$666

(Amounts in millions)	Security	Amortized cost	Fair value
Taxable
Appropriation	New Jersey Economic Development Authority	$139	$151
	Oakland Calif	38	39
	Kansas City MO Indl Deve Auth GSA Lease Rev	33	32
	Sacramento Cnty Calif Pension	34	31
	Commonwealth Fing Auth PA	13	13
	Other	13	13

	Total appropriation	270	279

Healthcare	University Calif Regts Equip	6	6

	Total healthcare	6	6

Higher Education	University Tex	11	10
	University VA	8	8
	Miami-Dade Cnty FLA EDL FACS Auth	5	5
	University Mich	3	3

	Total higher education	80	76

Tax Secured	Washington State	20	19
	Sales Tax Asset Receivable Corp NY	15	16
	Texas Transn Commn St Hwy FD	15	15
	New York St Urban Dev Corp	10	10
	Iowa Finance Authority	8	8
	Other	49	47

	Total tax secured	117	114

Transportation	Metropolitan Trans Auth NY Revenue Bonds	24	23
	New Jersey St Transn TR FD Auth	23	23
	Maryland St Transn Auth	5	5
	Illinois St Toll Hwy Auth	5	4
	Chicago Il Ohare Intl Arpt	4	4
	Other	17	17

	Total transportation	78	77

Utility	Seattle Wash Unrefunded Bal-Ref-IM	23	22
	Riverside Calif Wtr Rev	20	19
	Louisville & Jefferson Cnty KY Met Swr Dist	19	19
	Georgia Mun Elec Auth	11	11
	JEA FLA Elec Sys Rev	11	11
	Other	49	47

	Total utility	134	130

	Total taxable	$685	$682

	Total municipal bonds	$1,421	$1,348